[illegible]

STATES. THESE SECURITIES MAY [illegible] OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED [illegible]

[illegible]

REGISTRATION STATEMENT OR A[N EXEMP]TION THEREFROM.

TALINO VENTURES P.B.C.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by __________ (the "Investor") of $__________ (the "Purchase Amount") on or about __________, 2021, Talino Ventures P.B.C., a Delaware public benefit corporation (the "Company"), issues to the Investor the right to [illegible] of the Company's [illegible], subject to the terms described below.

The "[illegible]" [illegible]

"Change of Control" [illegible]

meaning of Section 13(d) and 14(d) of [illegible] the Securities Exchange Act [illegible] Company owning voting [illegible] of the Company, [illegible] least a majority of the total voting power [illegible]

"Conversion Date" [illegible] (or as so converted [illegible] issued and [illegible] Common Stock reserved and available [illegible]

"Conversion Price" [illegible] Equity Financing, whichever [illegible]

[illegible] representation or merger or related [illegible] the Exchange Act of 1934, as amended [illegible] voting securities of the [illegible]

[illegible] issuing options or conversion of all outstanding [illegible]

[illegible] (1) the Sale Price or (2) the price per share [illegible] aggregate number of shares of [illegible]

[illegible] "person" or "group" (within the [illegible] "beneficial owner" (as defined in Rule [illegible] representing a majority [illegible] of the [illegible] Company's [illegible] upon vesting or [illegible]

[illegible] (1) all shares of Capital Stock [illegible] and options, warrants and [illegible] and (2) all [illegible] equity securities [illegible]

[illegible] Stock sold in the [illegible]

which the Company is a party [illegible] where, in each case, such violation [illegible], or together with all such [illegible]

[illegible]

(b) [illegible] (i) [illegible] contract to which the Company is a party [illegible] applicable to the Company (ii) result in [illegible] (iii) result in the creation of [illegible] creation of any material Encumbrance on [illegible] any lien upon any property [illegible] applicable to the [illegible]

(c) [illegible] The [illegible] Company [illegible] with the [illegible] Section 3. [illegible]

(d) [illegible] Company [illegible] enforceable [illegible] legal [illegible]

[illegible] STATES. THESE SECURITIES MAY [illegible] REGISTRATION STATEMENT OR A [illegible] TION THEREFROM.

TALINO VENTURES P.B.C.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by __________ (the "Investor") of [illegible] (the "Purchase Amount") on or about __________, 2021, Talino Ventures [illegible] (Delaware public benefit corporation (the "Com[illegible] ely issues to the Investor the right [illegible] subject to the terms set forth below.

The "Valuation Cap" is [illegible]

"[illegible] of Control"

[illegible] meaning of Section 13(d) and 14(d) of [illegible] the Securities Exchange [illegible]

[illegible] Company [illegible] or the Company [illegible]

[illegible]

[illegible] majority of the total voting pow[illegible]

[illegible]

"[illegible]"

[illegible] [illegible] total issued and o[illegible] other convertible [illegible]

Common Stock reserved and available [illegible]

[illegible]

"Convertible Note"

Equity Financing, whichever calculatio[illegible]

[illegible] in aggregate or series of related [illegible]

the Exchange Act of 1934, as amended), [illegible] or indirectly, [illegible]

[illegible] of the Company's board of directors, [illegible]

[illegible] the outstanding voting securities of the [illegible]

[illegible] of [illegible] [illegible]

[illegible] exercise or conversion of all outstanding [illegible] (2) all other [illegible]

[illegible] any equity incentive or similar plan [illegible]

[illegible] (1) the Sale Price or (2) the price per share [illegible] aggregate number of shares of Safe Preferred Stock [illegible]

[illegible] "[illegible]" [illegible]

[illegible] accrued [illegible] on [illegible]

[illegible] of the Company's [illegible]

[illegible] other financing or resulting

[illegible] shares of Capital [illegible] [illegible] options, warrants and [illegible] and (2) all [illegible] under any equity incentive or

[illegible] Safe sold in the

[illegible] the Company [illegible]

(b) [illegible] The [illegible] (i) [illegible] any [illegible] property, [illegible] the Company is a party [illegible]

(c) [illegible] No [illegible] Company's [illegible]

(d) [illegible] To the best [illegible] during [illegible] property rights necessary for the [illegible] of the [illegible]

[illegible] regulations applicable to the Company (ii) result [illegible] (iii) result in the [illegible] of any [illegible]

[illegible] in connection with the [illegible] Section 1.

[illegible] Company [illegible] (or [illegible]) [illegible] proposed to be conducted [illegible]

[illegible] or together with all such [illegible]

[illegible] applicable to [illegible]

[illegible] sufficient legal [illegible]

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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